Exhibit 99.1

Enerplus to Report First Quarter 2020 Results

CALGARY, April 17, 2020 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the first quarter of 2020 prior to market open on Friday, May 8, 2020. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

First Quarter 2020 Live Conference Call Details

Date:	Friday, May 8, 2020
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
1-888-390-0546 (Toll Free)
Conference ID:	66390411
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1301001&tp_key=869ca52830

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-764-8677
1-888-390-0541 (Toll Free)
Passcode:	390411 #

Electronic copies of our 2020 interim and 2019 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com.

Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2020/17/c4968.html

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 06:00e 17-APR-20